Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market announcement

São Paulo, September 5, 2016

To

Brazilian Securities and Exchange Commission (CVM)

Company Relationship Superintendence (SEP)

Rua Sete de Setembro, nº 111

Rio de Janeiro - RJ

Attention.	Mr. Guilherme Rocha Lopes

Ref.:	RESPONSE TO CVM/SEP/GEA-2 LETTER 303/2016

Dear Sirs,

Ultrapar Participações (“Ultrapar” or “Company”), in compliance with CVM/SEP/GEA-2 Letter 303/2016 (“Official Letter”), which was fully reproduced at the end of this document, requesting clarifications on the news published in the website of “O Estado de São Paulo” newspaper, on September 2, 2016, under the title “Petrobrás assesses bids for Liquigás”, clarifies the following:

1.	As widely disclosed in its communications with the capital markets, Ultrapar is interested in opportunities of growth and acquisitions in the markets which it operates, including the distribution of LPG in Brazil and, in this context, Ultrapar is participating, in conjunction with its subsidiary Companhia Ultragaz S.A. of the bidding process referred to in such Letter.

2.	According to the Company’s best knowledge, as of the date hereof, no final decision has been issued about the disposal of the shares published by Liquigás Distribuidora S.A. – Liquigás by Petrobras. In addition, no unexpected variation in the quotation, price or number of the shares issued by Ultrapar has been verified in connection with the published article object of this Official Letter, as well as due to the other articles previously disclosed to the press on such matter. Accordingly, the Company’s management understands that this matter, as of the date hereof, is not a Material Fact, under the terms of CVM Instruction nr 358, of January 3, 2002, as amended.

3.	In the event of future elements that would characterize the Material Fact arise, Ultrapar shall maintain the market and its shareholders informed under the terms of applicable legislation.

We remain at your disposal to provide any further information you may require.

Yours sincerely,

Ultrapar Participações S.A.

André Pires de Oliveira Dias

CFO and Investor Relations Officer

CVM/SEP/GEA-2 Letter 303/2016

Rio de Janeiro, September 2, 2016

To

Mr. André Pires de Oliveira Dias

Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

Avenida Brigadeiro Luís Antônio, 1.343 - 9º andar - Bela Vista

01317-910 – São Paulo - SP

Telefone: 11 3177-3792 - Fax: 11 3177-6107

E-mail: andre.pires@ultra.com.br

C/O: emissores@bvmf.com.br

Subject matter: Request for clarifications

Dear Sir,

1.     We refer to the news published in the website of “O Estado de São Paulo” newspaper, on September 2, 2016, under title “Petrobrás assesses bids for Liquigás”, including the following information:

“Petrobrás has already received purchase proposals for Liquigás of gas cylinders business, according to “Estado” newspaper. The company will analyse these offers within 60 days. Sources stated that the main interested parties in the gas cylinder company – Ultra, the owner of Ipiranga service stations and Ultragaz, leader in the sector;

(...)

Itaú BBA is providing advisory services in the operation.

(...)

Ultra is the favorite bidder.

(...)

The asset was assessed at R$ 1.5 billion, however the value may reach R$ 2.5 billion.

“The company’s revenues increased and the sales value of the asset may increase significantly”, informed another source. During a long divestiture process, Petrobrás decided to sale important assets to make cash. When contacted, the company did not answer the interview requests. Ultra informed that the business opportunities are being continuously evaluated in the sectors where Ultra operates.

(...)”.

2.     In this regard, we request your opinion about the accuracy of such information published in the news and, if confirmed, we would like further clarifications about your understanding why these developments do not characterize a Material Fact, under the terms of CVM Instruction 358/2002.

3.     Such opinion shall be submitted, in conjunction with a copy of this Letter, through the IPE System, subject matter “Market Announcements”, type “Clarifications on CVM/BOVESPA consultations”.

4.     We emphasize that, under the terms of article 3, CVM Instruction 358/02, the Investor Relations Officer shall disclose and inform CVM and, however the case may be, the stock exchange and organized over-the-counter market where the shares issued by the company are traded, about any relevant act or fact developed or related to the company’s businesses, as well as ensure its wide and immediate disclosure, concurrently in all markets where these shares are traded. In addition, we shall refer to the obligation set forth in sole paragraph, article 4, of CVM Instruction 358/02, to inquiry the Company’s management members and controlling shareholders in order to determine whether these persons were aware of such information that should have been disclosed to the market.

5.     In addition, we shall refer to the obligation set forth in sole paragraph, article 4, of CVM Instruction 358/02, to inquiry the Company’s management members and controlling shareholders in order to determine whether these persons were aware of such information that should have been disclosed to the market.

6.     Furthermore, under the terms of sole paragraph, article 6, CVM Instruction 358/02, the controlling shareholders or management members, directly or through the Investor Relations Officer, shall immediately disclose the relevant act or fact, in the event the information cannot be controlled or unexpected variation in the quotation, price or number of shares issued by the publicly-held company or referred thereto.

7.     Under the responsibility of the Company Relationship Superintendence (SEP), we point out that this administrative authority, in the exercise of its legal attributions and, as set forth in item II, article 9, of Law 6385/1976, and article 7 c/c article 9, of CVM Instruction 452/2007, shall determine the application of the fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to the other administrative penalties, by virtue of the non-compliance with this Letter, also submitted by e-mail, within 1 (one) business day.

Yours sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on September 2, 2016, at 3:32 p.m., as set forth in article 1, III, “b”, of Law 11419/2006.

This document’s authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the “Código Verificador” 0155254 and the “Código CRC” E06D9C36.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 06, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ André Pires de Oliveira Dias
Name: André Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market announcement – Response to CVM)